Filed Pursuant to Rule 433

Registration Nos. 333-224426-01 and 333-224426

January 24, 2019

BROOKFIELD FINANCE INC.

US$1,000,000,000 4.850% NOTES DUE 2029

PRICING TERM SHEET

January 24, 2019

Issuer:	Brookfield Finance Inc.

Guarantor:	Brookfield Asset Management Inc.

Guarantee:	The notes will be fully and unconditionally guaranteed as to payment of principal, premium (if any) and interest and certain other amounts by Brookfield Asset Management Inc.

Security:	4.850% Senior Unsecured Notes due March 29, 2029

Expected Ratings*:	Baa2 (stable) (Moody’s Investors Service, Inc.) A- (stable) (Standard & Poor’s Ratings Services) A (low) (stable) (DBRS Limited)

Ranking:	Senior Unsecured

Size:	US$1,000,000,000

Trade Date:	January 24, 2019

Settlement Date**:	January 29, 2019 (T+3)

Maturity Date:	March 29, 2029

Coupon:	4.850%

Interest Payment Dates:	March 29 and September 29, commencing September 29, 2019 (long first coupon)

Price to Public:	99.821%

Benchmark Treasury:	UST 3.125% due November 15, 2028

Benchmark Treasury Price & Yield:	103-14+; 2.721%

Spread to Benchmark Treasury:	+ 215 bps

Yield:	4.871%

Denominations:	Initial denominations of US$2,000 and subsequent multiples of US$1,000

Covenants:	Change of control (put @ 101%) Negative pledge Consolidation, merger, amalgamation and sale of substantial assets

Redemption Provisions:

Make-Whole Call:	Prior to December 29, 2028, treasury rate plus 35 bps

Par Call:	At any time on or after December 29, 2028, at 100% of the principal amount of the notes to be redeemed

Use of Proceeds:	General corporate purposes

CUSIP/ISIN:	11271LAD4 / US11271LAD47

Joint Book Running Managers:	Citigroup Global Markets Inc. HSBC Securities (USA) Inc. SMBC Nikko Securities America, Inc.

Co-Managers:

Banco Bradesco BBI S.A.

BNP Paribas Securities Corp.

Itau BBA USA Securities, Inc.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

Natixis Securities Americas LLC

Santander Investment Securities Inc.

SG Americas Securities, LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**Note: Under Rule 15c6-1 under the U.S. Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the delivery date will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes prior to the delivery date should consult their own advisor.

The issuer and the guarantor have filed a joint registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer and the guarantor have filed with the SEC for more complete information about the issuer, the guarantor and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. (toll free) at 1 (800) 831-9146  or by emailing prospectus@citi.com or by calling HSBC Securities (USA) Inc. (toll free) at 1 (866) 811-8049 or by emailing tmg.americas@us.hsbc.com.